May 21, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Alan Campbell

Re: Aptevo Therapeutics Inc.

Registration Statement on Form S-1
Filed May 13, 2025

File No. 333-287244

Dear Mr. Campbell:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-287244) of Aptevo Therapeutics Inc. (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on May 22, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please confirm that event with our counsel, Paul Hastings LLP, by calling Sean M. Donahue at (202) 551-1704.

Very truly yours,

Aptevo Therapeutics Inc.

By: /s/ Marvin L. White

Marvin L. White

President and Chief Executive Officer

CC:	SoYoung Kwon, Aptevo Therapeutics Inc. Daphne Taylor, Aptevo Therapeutics Inc. Sean M. Donahue, Paul Hastings LLP